Schedule A
to the Shareholder Servicing Plan

(as amended on December 3, 2015 to add the Scharf Alpha Opportunity Fund)

Series or Fund and Class of Advisors Series Trust	Shareholder Servicing Plan Fee as a % of Average Daily Net Assets
Scharf Global Opportunity Fund
Retail Class	0.10%
Scharf Alpha Opportunity Fund
Retail Class	0.10%
Institutional Class	0.10%

Acknowledged by:

Scharf Investments, LLC

By:      /s/ Brian A. Krawez

Name: Brian A. Krawez

Title:   President